Form 40-F
period 2015-12-31
KLONDEX MINES LTD
filed 2016-03-28
CIK 1311605

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2015	Commission File Number: 001-37563

Klondex Mines Ltd.
(Exact name of registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

1055 West Hastings St., Suite 2200
Vancouver, BC
Canada V6E 2E9
(604) 662-3902
(Address and telephone number of registrant’s principal executive offices)

DL Services Inc.
Columbia Center, 701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE MKT

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2015, there were 139,440,413 common shares outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
[   ] Yes          [X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes          [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
[   ] Yes          [   ] No

EXPLANATORY NOTE

Klondex Mines Ltd. (the “Company” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this annual report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Annual Report, including the documents incorporated by reference herein, may contain “forward-looking information” within the meaning of Canadian and Unites States securities legislation. All forward-looking information contained in this Annual Report is given as of the date hereof.

In certain cases, forward-looking information can be identified by the use of words such as “believe”, “intend”, “may”, “will”, “should”, “plans”, “anticipates”, “believes”, “potential”, “intends”, “expects” and other similar expressions. Forward-looking information reflects the current expectations and assumptions of management and is subject to a number of known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking information. Forward-looking information, particularly as it relates to the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral resources and mineral reserves (each as defined according to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves), the timing and amount of estimated future production, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, and the future prices of precious metals, is inherently uncertain. In addition, the timing and magnitude of certain events are inherently risky and uncertain, particularly as they relate to the possible variations in mineral grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation.

Key assumptions upon which the Company's forward-looking information is based include the following: estimated prices for gold and silver; the Company being able to secure new financing to continue its exploration, development and operational activities; the timing and amount of estimated future production and costs of production; currency exchange rates; the ability of the Company to comply with environmental, safety and other regulatory requirements and being able to obtain regulatory approvals (including licenses and permits) in a timely manner; there not being any material adverse effects arising as a result of political instability, taxes or royalty increases, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the regions in which the Company operates; the Company being able to achieve its growth strategy; the Company's operating costs; key personnel and access to all equipment necessary to operate the Fire Creek Mine, the Midas Mine and mill and the Company's other mineral projects.

These assumptions should be considered carefully by readers. Readers are cautioned not to place undue reliance on the forward-looking information or the assumptions on which the Company's forward-looking information is based. Readers are advised to carefully review and consider the risk factors identified under the heading “Risk Factors” in the AIF (as defined below), which is incorporated by reference herein and elsewhere herein for a discussion of the factors that could cause the Company's actual results and performance to be materially different from any anticipated future results or performance expressed or implied by the forward-looking information. Readers are further cautioned that the foregoing list of assumptions is not exhaustive, and it is recommended that readers consult the more complete discussion of the Company's business, financial condition and prospects that is included in this Annual Report and the documents incorporated by reference herein. The forward-looking information contained in this Annual Report is given as of the date hereof and, accordingly, is subject to change after such date.

Although the Company believes that the assumptions on which the forward-looking information are made are reasonable, based on the information available to the Company on the date such forward-looking information was given, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update or revise any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking information contained in this Annual Report is expressly qualified by this cautionary statement.

MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Certain documents filed as exhibits to this Annual Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in such exhibit documents have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) set out in Industry Guide 7. In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, mineral reserve estimates referenced in the exhibit documents may not qualify as “reserves” under SEC standards. This Annual Report and its exhibits also use the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Mineral resources that are not mineral reserves do not have to demonstrate economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. Consequently, mineral reserve and resource information referenced in this Annual Report and its exhibits is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars, based upon the noon rate of exchange as reported by the Bank of Canada was CDN$1.00 = US$0.7225 on December 31, 2015, and was CDN$1.00 = US$0.7585 on March 28, 2016.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed as exhibits to this Annual Report are hereby incorporated by reference herein:

  the Annual Information Form of the Company for the year ended December 31, 2015 (the “AIF”);
  the Management’s Discussion and Analysis of the Company for the year ended December 31, 2015; and
  the audited consolidated financial statements of the Company as at and for the years ended December 31, 2015 and 2014, including the notes thereto, together with the report of the independent auditors thereon (the “Financial Statements”).

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Commission for newly public companies.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2015 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

BOARD OF DIRECTORS

The Company’s board of directors (the “Board”) consists of the following individuals: Richard J. Hall, Blair Schultz, Rodney Cooper, Mark Daniel, James Haggarty, Paul Andre Huet, William Matlack and Charles Oliver. The Board has determined that Messrs. Hall, Cooper, Daniel, Haggarty, Matlack and Oliver are “independent directors” under Section 803A of the NYSE MKT Company Guide (the “Company Guide”).

AUDIT COMMITTEE

The Board has a separately designated standing audit committee (the “Audit Committee”) established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company’s Audit Committee is comprised of Messrs. Cooper, Haggarty and Matlack, each of whom the Board has determined is independent under Section 803A of the Company Guide and Rule 10A-3 under the Exchange Act.

The Board has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition, the Board has determined that Mr. Haggerty is an “audit committee financial expert” within the meaning of the rules of the Commission.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to directors, officers and employees of, and consultants to, the Company (the “Code of Ethics”). The Code of Ethics has been posted on the Company’s website at www.klondexmines.com, or may be obtained, without charge, upon request from the Company’s Investor Relations at (775) 284-5757.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the aggregate fees billed to the Company by PricewaterhouseCoopers LLP and its affiliates, Chartered Professional Accountants, the Company’s independent registered public auditing firm, in each of the last two years.

	2015	2014
Audit Fees (1)	$173,399	$114,519
Audit-Related Fees(2)	84,991	334,239
Tax Fees(3)	Nil	Nil
All Other Fees (4)	39,407	Nil
Total	$297,797	$448,758

(1)

“Audit Fees” include fees necessary to perform the audit of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include quarterly reviews, including due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for filing tax returns for U.S. subsidiary, tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)

“All Other Fees” for the year ended December 31, 2015 included fees relating to the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses 1 to 3 above.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2015 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table presents, as of December 31, 2015, the Company’s known contractual obligations, aggregated by type of contractual obligation as set forth below:

	Less than			More than
	1 year	1-3 years	3-5 years	5 years	Total
Obligations under Gold Purchase Agreement(1)	$6,504	$17,940	$—	$—	$24,444
Finance lease obligations(2)	485	970	—	—	1,455
Decommissioning provision(3)	—	—	—	24,200	24,200
	$6,989	$18,910	$—	$24,200	$50,099

(1) The Gold Purchase Agreement requires the physical delivery of gold ounces, see Note 9 - Obligations Under Gold Purchase Agreement of the Financial Statements.
(2) Finance lease obligations are for mobile mine equipment, see Note 10 - Finance lease obligations of the Financial Statements.
(3) The decommissioning provision is related to our mining and exploration environmental disturbances, see Note 13 - Decommissioning Provision of the Financial Statements.

In addition to the above, Midas and Fire Creek are subject to royalty commitments as discussed in Note 24. Commitments and Contingencies of the Financial Statements.

MINE SAFETY DISCLOSURE

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 99.8 to the Annual Report.

NYSE MKT CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE MKT LLC (the “NYSE MKT”). Section 110 of the Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in permitting deviations from certain NYSE MKT listing criteria, and to grant exemptions from certain NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to the Company Guide is set forth below.

Quorum for Shareholders’ Meetings. Section 123 of the Company Guide recommends that a listed company’s bylaws provide for a quorum of not less than 33 1/3 percent of such company’s shares issued and outstanding and entitled to vote at a meeting of shareholders. The Company's quorum requirements, as set forth in its articles of incorporation, for meetings of its shareholders is one person who is, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

Proxy Delivery. The Company Guide requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings of a listed company, and requires that these proxies be solicited pursuant to a proxy statement that conforms to Commission proxy rules. The Company is a “foreign private issuer” under Rule 3b-4 of the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirements. NYSE MKT requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20 percent or more of presently outstanding shares for less than the greater of book or market value of the shares. The Company may seek a waiver from NYSE MKT’s shareholder approval requirements in circumstances where the securities issuance would not trigger such a requirement under British Columbia law or under the rules of the Toronto Stock Exchange, on which the Company’s common shares are also listed.

The foregoing are consistent with the laws, customs and practices in Canada. In addition, the Company may from time-to-time seek relief from the NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Company’s home country law, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at http://www.klondexmines.com. Information contained on the Company’s website is not part of this annual report.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the Commission a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

KLONDEX MINES LTD.

Date: March 28, 2016	By: /s/ Barry Dahl
Name: Barry Dahl
Title: Chief Financial Officer

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form for the year ended December 31, 2015
99.2	Management’s Discussion and Analysis for the year ended December 31, 2015
99.3	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2015 and December 31, 2014, together with the report thereon of the independent auditor
99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Mine Safety Disclosure for the year ended December 31, 2015
99.9	Consent of PricewaterhouseCoopers LLP
99.10	Consent of Practical Mining LLC
99.11	Consent of Mark Odell
99.12	Consent of Sarah Bull
99.13	Consent of Karl Swanson
99.14	Consent of Laura Symmes
99.15	Consent of Brian Morris